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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                                 Candie's, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.001
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 137409--10--8
                                 .............
                                 (CUSIP Number)

                                   Ethan Seer
                             Tenzer Greenblatt LLP
         405 Lexington Avenue, New York, New York 10174 (212) 573-4300
- ------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                 March 3, 1993
- ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement|X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


- -------------------------------------------
CUSIP NO. 137409-10-8

- -------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                          Neil Cole
- -----------------------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]
                                                                                                                        (b) [X]
- -----------------------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY
- -----------------------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                         PF, OO
- -----------------------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
- -----------------------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
- -----------------------------------------------------------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                     1,471,250  (includes options and warrants to acquire an aggregate of 1,440,000
      SHARES                                  shares of Common Stock)
   BENEFICIALLY   -----------------------------------------------------------------------------------------------------------------
     OWNED BY        8         SHARED VOTING POWER
       EACH
    REPORTING                     2,027,696 (includes options and warrants to acquire an aggregate of 800,000 shares of
      PERSON                                 Common Stock)
       WITH       -----------------------------------------------------------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                  1,471,250  (includes options and warrants to acquire an aggregate of 1,440,000 shares of Common Stock)
                  -----------------------------------------------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                  2,027,696 (includes options and warrants to acquire an aggregate of 800,000 shares of
                                  Common Stock)
- -----------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,498,946 (includes options and warrants to acquire an aggregate of 2,240,000 shares of Common Stock)
- -----------------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

- -----------------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         33.4%
- -----------------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                              IN
- -----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -------------------------------------------
CUSIP NO. 137409-10-8

- -------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          New Retail Concepts, Inc.
- -----------------------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]
                                                                                                                        (b) [X]
- -----------------------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY
- -----------------------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                         OO
- -----------------------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
- -----------------------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
- -----------------------------------------------------------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                     2,027,696  (includes 800,000 shares currently exercisable pursuant to a warrant and option)
      SHARES
   BENEFICIALLY   -----------------------------------------------------------------------------------------------------------------
     OWNED BY        8         SHARED VOTING POWER
       EACH
    REPORTING                         0
      PERSON      -----------------------------------------------------------------------------------------------------------------
       WITH          9         SOLE DISPOSITIVE POWER

                                  2,027,696  (includes 800,000 shares currently exercisable pursuant to a warrant and option)
                  -----------------------------------------------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                     0
- -----------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,027,696
- -----------------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]
- -----------------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         22.4%
- -----------------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                         CO
- -----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer.

                  This statement relates to the Common Stock, par value $.001 per share ("Common Stock") issued by Candie's, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2975 Westchester Avenue, Purchase, New York 10577.

Item 2.           Identity and Background.

                  This statement is filed by (i) New Retail Concepts, Inc., a Delaware corporation ("NRC") and (ii) Neil Cole, President and a principal stockholder of the Company and President and a principal stockholder of NRC (Mr. Cole and NRC are referred to herein collectively as the "Reporting Persons"). The address of the Reporting Persons is 2975 Westchester Avenue, Purchase, New York 10577. Mr. Cole is a United States citizen.

                  Neither Reporting Person has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or other Consideration.

                  A total of 900,000 shares of Common Stock owned by NRC were issued originally on March 3, 1993 to El Greco, Inc., a Delaware corporation ("El Greco"), which subsequently merged into NRC, in partial consideration for the purchase of certain assets by the Company from El Greco, including the trademark Candie's(R), related assets, and additional trademarks (the "Asset Acquisition"). The Asset Acquisition was consummated on March 3, 1993. Concurrently with the Asset Acquisition, Mr. Cole entered into an employment agreement with the Company pursuant to which Mr. Cole was granted five-year options to purchase, at any time until February 25, 1998, 400,000 shares of Common Stock at a price of $5.00 per share. None of such options have been exercised to date. Mr. Cole also converted $65,000 of accrued salary into 16,250 shares of Common Stock at the time of the Asset Acquisition. In addition, on October 22, 1993, Mr. Cole purchased 15,000 units, each consisting of one share of Common Stock, one Class B Warrant and one Class C Warrant (each warrant being exercisable to purchase one share of Common Stock until February 23, 1998), at a price of $2 5/8 per unit. On November 10, 1993, Mr. Cole was granted an Employee Stock Option to purchase, at any time until November 10, 1998, 200,000 shares of Common Stock of the Company for $2.56 per share. On August 3, 1994, Mr. Cole was granted an Non-Qualified Stock Option to purchase, at any time until August 3, 1999, 400,000 shares of Common Stock of the Company for $1.50 per share. On December 20, 1994 Mr. Cole was granted an Non-Qualified Stock Option to purchase, at any time until December 20, 1999, 10,000 shares of Common Stock of the Company for $1.25 per share. On March 6, 1995, Mr. Cole was granted an Non-Qualified Stock Option to purchase, at any time until March 6, 2000, 400,000 shares of Common Stock of the Company for $1.16 per share. None of such options has been exercised. Mr. Cole paid for all of such securities purchased by him with personal funds.

                  As of May 16, 1994, NRC converted $325,000 in principal under a note due from the Company into 240,740 shares of Common Stock. The note was originally issued by the Company in March 1993. On October 6, 1994, the Company granted NRC an option to purchase 100,000 shares of the Company's Common Stock at $1.15 per share, at any time from April 6, 1995 to October 6, 1999, in consideration of NRC entering into an Exchange Agreement with certain investors in the Company. On November 29, 1994 the principal of a convertible promissory note in the principal amount of $100,000, which was issued by the Company to NRC in November 1994, was automatically converted into 86,956 shares of the Common Stock of the Company pursuant to the terms of the note.

                  On February 1, 1995 the Company and NRC entered into a Securities Purchase Agreement (the "Purchase Agreement") pursuant to which NRC loaned the Company an aggregate of $600,000 and has agreed to make available, under certain conditions, an additional $200,000. In consideration therefor, the Company issued to NRC a warrant (the "Warrant") to purchase up to 700,000 shares of the Common Stock of the Company of which 700,000 shares are currently exercisable. The Warrant is exercisable at $1.2375 per share. The Warrant expires on February 1, 2000. Repayment by Candie's to NRC of such loan has been personally guaranteed by Mr. Cole.

Item 4.           Purpose of Transaction.

                  The purpose of the acquisition of shares of Common Stock by each of the Reporting Persons is for investment. The Reporting Persons may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by them at any time. The Reporting Persons have no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D. The Reporting Persons may review or reconsider their position with respect to the Company or to formulate plans or proposals with respect to any such matter, but have no present intention of doing so.

Item 5.           Interest in Securities of the Issuer.

                  As of the date hereof, NRC beneficially owns an aggregate of 2,027,696 shares of Common Stock, constituting approximately 22.4% of the outstanding Common Stock. Neil Cole beneficially owns an aggregate of 3,498,946 shares of Common Stock (attributing all of NRC's ownership to Mr. Cole), constituting approximately 33.4% of the outstanding Common Stock. The percentage used herein is calculated based upon the shares of Common Stock issued and outstanding at June 21, 1995 as provided by the Company. Except for the shares owned of record by NRC as to which Mr. Cole share's voting and dispositive power and 10,000 shares which are held by a charitable foundation of which Mr. Cole and his wife are co-trustees, the Reporting Persons have sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates. The Reporting Persons have not effected any transactions in shares of the Common Stock in the past 60 days other than as indicated above.

                  No person other than the Reporting Persons has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  Other than as set forth above, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

                  NRC and Neil Cole have received certain registration rights with respect to certain of their shares of Common Stock beneficially owned by them.

Item 7.           Materials to be filed as Exhibits.

Exhibit 1 Asset Acquisition Agreement among Millfeld Trading Co., Inc. (now the Company), New Retail Concepts, Inc., ("NRC") and El Greco. Inc., dated as of February 23, 1993.

Exhibit 2 Letter Agreement between the Company and NRC dated as of May 16, 1994 (incorporated by reference to
                           Exhibit 10.20 of the Company's Form
                           10-KSB for the fiscal year ended
                           January 31, 1995).

Exhibit 3 Registration Rights Agreement between the Company and NRC, dated May 16, 1994.

Exhibit 4 Securities Purchase Agreement dated as of February 1, 1995 between the Company and NRC (incorporated by reference to Exhibit 10.13 to the Company's Form 10-KSB for the fiscal year ended January 31,
                           1995).

Exhibit 5 Warrant dated February 1, 1995 to purchase up to 700,000 shares of Common Stock issued by the Company to NRC.

Exhibit 6 Convertible Note of the Company dated November 21, 1994 issued in favor of NRC.

Exhibit 7 Option dated October 6, 1994 to purchase up to 100,000 shares of Coomon Stock issued by the Company to NRC.

Exhibit 8 Joint Filing Agreement between Neil Cole and NRC dated as of June 21, 1995.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  June 21, 1995

                                       /s/ Neil Cole
                                       -------------------------------------
                                       Neil Cole

                                       NEW RETAIL CONCEPTS, INC.

                                       By: /s/ Neil Cole
                                          ----------------------------------
                                       Neil Cole, President